ENPHYS ACQUISITION CORP.
216 EAST 45TH STREET
13TH FLOOR
NEW YORK NY 10017

October 4, 2021

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
Office of Trade & Services
100 F Street, N.E.
Washington, DC  20549
Attention:	Nicholas Lamparski
Dietrich King

Re:	Enphys Acquisition Corp.
Registration Statement on Form S-1, as amended (File No. 333-257932)
Request for Acceleration of Effective Date

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, Enphys Acquisition Corp. (the “Registrant”) hereby respectfully requests that the Securities and Exchange Commission (the “Commission”) accelerate the effective date of the above-referenced Registration Statement on Form S-1 (as amended to date, the “Registration Statement”) and declare the Registration Statement effective as of 4:00 p.m., Eastern Time, on October 5, 2021, or as soon as practicable thereafter.

Under separate cover, you will receive today a letter from the underwriters of the proposed offering joining in the Company’s request for acceleration of the effectiveness of the Registration Statement.

Please do not hesitate to contact Sam Toomey of Brown Rudnick LLP at (508) 317-5027 or Jonathan Fitzsimons of Brown Rudnick LLP at (646) 735-1855 with any questions or comments regarding this letter.

Very truly yours,

ENPHYS ACQUISITION CORP.

By:	/s/ Jorge de Pablo
Name:	Jorge de Pablo
Title:	Chief Executive Officer

cc:	Jonathan Fitzsimons, Brown Rudnick LLP
Sam Toomey, Brown Rudnick LLP